SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Final Amendment)

                    Under the Securities Exchange Act of 1934

                               Atlas Minerals Inc.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
               --------------------------------------------------
                         (Title of Class of Securities)

                                   049371-10-7
                             -----------------------
                                 (CUSIP Number)

                            Karen M. McLaughlin, Esq.
                              Frost Brown Todd LLC
                     2200 PNC Center, 201 East Fifth Street
                             Cincinnati, Ohio 45202
                                 (513) 651-6199
            --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 3, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

           [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Pacholder Associates, Inc.
      31-1089398
      --------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)       [   ]
      (b)       [   ]
      --------------------------------------------------------------------------

3     SEC USE ONLY

      --------------------------------------------------------------------------

4     SOURCE OF FUNDS (See Instructions)
      00
      --------------------------------------------------------------------------

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)         [   ]
      --------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Ohio
      --------------------------------------------------------------------------

      NUMBER OF SHARES           7    SOLE VOTING POWER:             0 shares
      BENEFICIALLY OWNED BY      -----------------------------------------------
      EACH REPORTING             8    SHARED VOTING POWER:           0 shares
      PERSON WITH                -----------------------------------------------
                                 9    SOLE DISPOSITIVE POWER:        0 shares
                                 -----------------------------------------------
                                 10   SHARED DISPOSITIVE POWER:      0 shares
      --------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0 shares
      --------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES (See Instructions)    [   ]
      --------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%
      --------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON (See Instructions)
      IA
      --------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER

This statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of Atlas Minerals Inc., a Colorado corporation (the "Issuer"). The Issuer's principal executive offices are located at 10920 W. Alameda Avenue, Suite 205, Lakewood, Colorado 80226.


ITEM 2.    IDENTITY AND BACKGROUND

The person filing this statement is Pacholder Associates, Inc. ("Pacholder"), a registered investment adviser whose principal executive offices are at 8044 Montgomery Road, Suite 480, Cincinnati, Ohio 45236.

During the last five years, Pacholder has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding or administrative body of competent jurisdiction as a result of which Pacholder is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.


ITEM 4.    PURPOSE OF TRANSACTION

Not applicable.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

As of the date of this filing, Pacholder does not own of record or beneficially any shares of the common stock of the Issuer.

(c) During the past 60 days, Pacholder engaged in the following transactions with respect to the common stock of the Issuer through a broker in open market transactions.

         DATE OF TRANSACTION              # OF SHARES           PRICE PER SHARE
         November 21, 2003                38,326 shares             $0.2473
         December 1, 2003                 16,500 shares             $0.2000
         December 2, 2003                  7,000 shares             $0.2100
         December 3, 2003                375,000 shares             $0.1600
         December 3, 2003                 25,000 shares             $0.1980

(d)        Pacholder sold these shares as agent for Pension Benefit Guaranty
           Corporation.

(e) On December 3, 2003, Pacholder ceased to be the beneficial owner of more than 5% of the Issuer's common stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

None.

                                   SIGNATURES

           After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                               PACHOLDER ASSOCIATES, INC.,
                                               as agent for the
                                               PENSION BENEFIT GUARANTY
                                               CORPORATION,
                                               as trustee for
                                               ATLAS CORPORATION
                                               PENSION PLAN

Dated: December 8, 2003                        By: /s/ David A. Groshoff
                                                   -----------------------------
                                               Name:  David A. Groshoff
                                               Title: Senior Vice President,
                                                      Associate General Counsel
                                                      and Compliance Officer,
                                                      Pacholder Associates,
                                                      Inc., Agent for Pension
                                                      Benefit Guaranty
                                                      Corporation




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